The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-297506

333-297506-01

SUBJECT TO COMPLETION. DATED AUGUST 10, 2026

PRICING SUPPLEMENT TO THE PROSPECTUS DATED JULY 16, 2026, THE PRODUCT PROSPECTUS SUPPLEMENT DATED JULY 16, 2026 AND THE EQUITY INDEX PRODUCT PROSPECTUS SUPPLEMENT DATED JULY 16, 2026

US$

Nomura America Finance, LLC

Senior Global Medium-Term Notes, Series A

Fully and Unconditionally Guaranteed by Nomura Holdings, Inc.

Leveraged Buffered Notes with Maximum Return Linked to the S&P 500® Index due September 7, 2027

•	Nomura America Finance, LLC is offering the leveraged buffered notes with maximum return linked to the S&P 500® Index (the “reference asset”) due September 7, 2027 (the “notes”) described below. The notes are unsecured securities. All payments on the notes are subject to our credit risk and that of the guarantor of the notes, Nomura Holdings, Inc.

•	1.00x exposure to any positive return of the reference asset, subject to a maximum return of at least 8.00% (to be determined on the trade date).

•	If the reference asset declines below the initial value but not by more than 30%, you will receive 100% of your principal amount at maturity.

•	If the reference asset declines by more than 30%, you will receive protection from the first 30% of any losses, with 1.00x exposure to each 1% decline beyond a reference asset performance of -30%. Under these circumstances you will lose up to 70% of your investment.

•	Approximately a one year maturity.

•	The notes will not be listed on any securities exchange.

•	The notes are not ordinary debt securities, and you should carefully consider whether the notes are suited to your particular circumstances.

Investing in the notes involves significant risks, including our and Nomura’s credit risk. You should carefully consider the risk factors under “Additional Risk Factors Specific to Your Notes” beginning on page PS-5 of this pricing supplement, under “Risk Factors” beginning on page 7 in the accompanying prospectus, under “Additional Risk Factors Specific to the Notes” beginning on page PS-13 of the accompanying product prospectus supplement, and any risk factors incorporated by reference into the accompanying prospectus before you invest in the notes.

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Nomura Securities International, Inc.) is expected to be between $956.60 and $986.60 per $1,000 principal amount, which is expected to be less than the price to public.

We expect delivery of the notes will be made against payment therefor on or about the original issue date specified below.

The notes will be our unsecured obligations. We are not a bank, and the notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Price to Public	Agent’s Commission	Proceeds to Issuer
Per Note	100.00%	Up to 0.50%	At least 99.50%
Total	$	$	$

Nomura Securities International, Inc., an affiliate of ours acting as the distribution agent, will purchase the notes from us at the price to the public less the agent’s commission. The price to public, agent’s commission and proceeds to issuer listed above relate to the notes we sell initially. We may decide to sell additional notes after the trade date but prior to the original issue date, at a price to public, agent’s commission and proceeds to issuer that differ from the amounts set forth above, but the agent’s commission will not exceed the amount set forth above and the proceeds to issuer will not be less than the amount set forth above. Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. See “Supplemental Plan of Distribution (Conflicts of Interest)” herein.

We will use this pricing supplement in the initial sale of the notes. In addition, Nomura Securities International, Inc. or another of our affiliates may use the final pricing supplement in market-making transactions in the notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, the final pricing supplement is being used in a market-making transaction.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

Nomura

August  , 2026

TERMS OF THE NOTES
Issuer:	Nomura America Finance, LLC (“we” or “us”)
Guarantor:	Nomura Holdings, Inc. (“Nomura”)
Principal Amount:	US$
Reference Asset:	The S&P 500® Index (Ticker: SPX) (the “SPX”)
Trade Date:	August 31, 2026
Original Issue Date:	September 3, 2026 (expected to be the third scheduled business day after the trade date)
Final Valuation Date:	September 1, 2027, subject to postponement as described under “General Terms of the Notes—Market Disruption Events” in the accompanying product prospectus supplement.
Stated Maturity Date:	September 7, 2027, unless that date is not a business day, in which case the maturity date will be the next following business day. The actual maturity date for the notes may be different if postponed as described under “General Terms of the Notes—Market Disruption Events” in the accompanying product prospectus supplement.
Upside Participation Rate:	100.00% (1.00x)
Maximum Return:	At least 8.00% (to be determined on the trade date)
Payment at Maturity:	At maturity, for each $1,000 principal amount of notes, we will pay you a cash payment equal to the cash settlement amount.
Cash Settlement Amount:

If the final value is greater than the initial value, the lesser of:

(a) $1,000 + ($1,000 × reference asset performance × upside participation rate); and

(b) $1,000 + ($1,000 × maximum return)

If the final value is less than or equal to the initial value but greater than or equal to the buffer value:

$1,000 (i.e., zero return).

If the final value is less than the buffer value:

$1,000 + [$1,000 × (reference asset performance + 30.00%)].

Under these circumstances, you will receive protection from the first 30.00% of any losses, with 1.00x exposure to each 1% decline beyond a reference asset performance of -30.00%. If the final value is less than the buffer value, you will lose up to 70.00% of the principal amount.

Reference Asset Performance:	The quotient, expressed as a percentage, calculated as follows: final value - initial value initial value
Buffer Value:	70.00% of the initial value (rounded to two decimal places).
Initial Value:	The closing value of the reference asset on the trade date.

PS-2

Final Value:	The closing value of the reference asset on the final valuation date.
Denominations:	$1,000 and integral multiples thereof
Defeasance:	Not applicable
Program:	Senior Global Medium-Term Notes, Series A
CUSIP No.:	65541KTU8
ISIN No.:	US65541KTU87
Currency:	U.S. dollars
Calculation Agent:	Nomura Securities International, Inc.
Trustee, Paying Agent and Transfer Agent:	Deutsche Bank Trust Company Americas
Clearance and Settlement:	The Depository Trust Company (“DTC”) (including through its indirect participants Euroclear and Clearstream, as described under “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus)
Minimum Initial Investment Amount:	$1,000
Original Issue Price (Price to Public):	100.00%
Listing:	The notes will not be listed on any securities exchange
Distribution Agent:	Nomura Securities International, Inc.

The trade date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

PS-3

ADDITIONAL INFORMATION

You should read this pricing supplement together with the prospectus, dated July 16, 2026 (the “prospectus”), the product prospectus supplement, dated July 16, 2026 (the “product prospectus supplement”) and the equity index product prospectus supplement dated July 16, 2026 (the “equity index product prospectus supplement”), each relating to our Senior Global Medium-Term Notes, Series A, of which these notes are a part. In the event of any conflict between the terms of this pricing supplement and the terms of the prospectus, the product prospectus supplement or the equity index product prospectus supplement, the terms of this pricing supplement will control.

This pricing supplement, together with the prospectus, the product prospectus supplement and the equity index product prospectus supplement, contains the terms of the notes. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the accompanying prospectus, under “Additional Risk Factors Specific to the Notes” in the accompanying product prospectus supplement, and under “Additional Risk Factors Specific to Your Notes” beginning on page PS-5 of this pricing supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. This pricing supplement is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement is current only as of its date.

You may access the prospectus, the product prospectus supplement and the equity index product prospectus supplement on the Securities and Exchange Commission (“SEC”) website at www.sec.gov as follows:

•	Prospectus dated July 16, 2026:

https://www.sec.gov/Archives/edgar/data/1383951/000110465926084292/tm2619954-3_424b3.htm

•	Product Prospectus Supplement dated July 16, 2026:

https://www.sec.gov/Archives/edgar/data/1383951/000110465926084314/tm2619530d11_424b3.htm

•	Equity Index Product Prospectus Supplement dated July 16, 2026:

https://www.sec.gov/Archives/edgar/data/1383951/000110465926084315/tm2619530d26_424b3.htm

PS-4

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in the notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying prospectus and under “Additional Risk Factors Specific to the Notes” in the accompanying product prospectus supplement. You should carefully consider whether the notes are suited to your particular circumstances. The notes are not secured debt.

Please note that in this section entitled “Additional Risk Factors Specific to Your Notes,” references to “holders” mean those who own notes registered in their own names, on the books that we, Nomura or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the notes should read the section entitled “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

We urge you to read all of the following information about some of the risks associated with the notes, together with the other information in this pricing supplement, the accompanying prospectus and the accompanying product prospectus supplement before investing in the notes.

Risks Relating to the Structure or Features of the Notes

Your Investment in the Notes May Result in a Loss.

The notes do not guarantee any return of principal. If the final value of the reference asset is less than the buffer value, the payment at maturity you will be entitled to receive will be less than the principal amount and you will lose approximately 1.00% for each 1% that the reference asset performance of the reference asset is less than -30.00%. You may lose up to 70.00% of your investment at maturity.

The Appreciation on the Notes is Limited by the Maximum Return.

You will not participate in any appreciation in the value of the reference asset (as multiplied by the upside participation rate) beyond the maximum return. You will not receive a return on the notes greater than the maximum return.

The Amount Payable on The Notes is Not Linked to The Value of The Reference Asset At Any Time Other Than on The Final Valuation Date.

The final value will be based on the closing value of the reference asset on the final valuation date, subject to postponement for non-trading days and certain market disruption events. Even if the value of the reference asset appreciates during the term of the notes other than on the final valuation date but then decreases on the final valuation date to a value that is less than the buffer value, the payment at maturity may be less, and may be significantly less, than it would have been had the payment at maturity been linked to the value of the reference asset prior to such decrease. Although the actual value of the reference asset on the stated maturity date or at other times during the term of the notes may be higher than the final value, the payment at maturity will be based solely on the closing value of the reference asset on the final valuation date.

The Notes Will Not Bear Interest.

As a holder of the notes, you will not receive interest payments.

Risks Relating to the Reference Asset

Changes That Affect the Reference Asset May Affect the Value of the Reference Asset and the Market Value of the Notes and the Amount You Will Receive on the Notes and the Amount You Will Receive at Maturity.

The policies of the reference asset sponsor of the reference asset concerning additions, deletions and substitutions of the stocks included in the reference asset, and the manner in which the reference sponsor takes account of certain changes affecting those stocks, may affect the value of the reference asset. The policies of the reference asset sponsor with respect to the calculation of the reference asset could also affect the value of the reference asset. The reference asset sponsor may discontinue or suspend calculation or dissemination of the reference asset. Any such actions could affect the value of the reference asset and the value of and the return on the notes.

PS-5

The Tax Treatment of the Notes Is Uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “U.S. Federal Income Tax Considerations” in the prospectus and “Supplemental Discussion of U.S. Federal Income Tax Consequences” in this pricing supplement.

General Risk Factors

You Are Subject to Nomura’s Credit Risk, and the Value of Your Notes May Be Adversely Affected by Negative Changes in the Market’s Perception of Nomura’s Creditworthiness.

By purchasing the notes, you are making, in part, a decision about Nomura’s ability to pay you the amounts you are owed pursuant to the terms of your notes. Substantially all of our assets consist of loans to and other receivables from Nomura and its subsidiaries. Our obligations under your notes are guaranteed by Nomura. Therefore, as a practical matter, our ability to pay you amounts we owe on the notes is directly or indirectly linked solely to Nomura’s creditworthiness. In addition, the market’s perception of Nomura’s creditworthiness generally will directly impact the value of your notes. If Nomura becomes or is perceived as becoming less creditworthy following your purchase of notes, you should expect that the notes will decline in value in the secondary market, perhaps substantially. If you sell your notes in the secondary market in such an environment, you may incur a substantial loss.

The Estimated Value of Your Notes at the Time the Terms of Your Notes Are Set on the Trade Date (as Determined by Reference to Our Affiliates’ Pricing Models) Will Be Less Than the Original Issue Price of Your Notes.

The original issue price for your notes will exceed the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to our affiliates’ pricing models. Such estimated value will be set forth on the front cover of the final pricing supplement. After the trade date, the estimated value, as determined by reference to these pricing models, may be affected by changes in market conditions, our and Nomura’s creditworthiness and other relevant factors. If Nomura Securities International, Inc. buys or sells your notes, it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which Nomura Securities International, Inc. will buy or sell your notes at any time also will reflect, among other things, its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as will be disclosed on the front cover of the final pricing supplement, our affiliates’ pricing models consider certain variables, including principally Nomura’s internal funding rates, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. In addition, our internal funding rate used in our affiliates’ pricing models generally results in a higher estimated value of your notes than would result if we estimated the value using our credit spreads for our conventional fixed rate debt. As a result, the actual value you would receive if you sold your notes in the secondary market may differ, possibly even materially, from the estimated value of your notes that we will determine by reference to our affiliates’ pricing models as of the time the terms of your notes are set on the trade date due to, among other things, any differences in pricing models, third-parties’ use of our credit spreads in their models, or assumptions used by other market participants.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the agent’s commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to our affiliates and the amounts our affiliates pay to us in connection with their agreement to hedge our obligations on your notes. These costs will be used or retained by us or one of our affiliates, except for agent’s commissions paid to unaffiliated distributors.

If We Were to Repurchase Your Notes Immediately After the Original Issue Date, the Price You Receive May Be Higher Than the Estimated Value of The Notes.

Assuming that all relevant factors remain constant after the original issue date, the price at which we may initially buy or sell the notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the estimated value on the trade date for a temporary period expected to be approximately 1 month after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in

PS-6

connection with the notes that we will no longer expect to incur over the term of the notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the notes based on changes in market conditions and other factors that cannot be predicted.

Because Nomura Is a Holding Company, Your Right to Receive Payments on Nomura’s Guarantee of the Notes Is Subordinated to the Liabilities of Nomura’s Other Subsidiaries.

The ability of Nomura to make payments, as guarantor, on the notes, depends upon Nomura’s receipt of dividends, loan payments and other funds from subsidiaries. In addition, if any of Nomura’s subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on its assets, and Nomura’s rights and the rights of Nomura’s creditors, including your rights as an owner of the notes, will be subject to that prior claim.

Nomura’s subsidiaries are subject to various laws and regulations that may restrict Nomura’s ability to receive dividends, loan payments and other funds from subsidiaries. In particular, many of Nomura’s subsidiaries, including its broker-dealer subsidiaries, are subject to laws and regulations, including regulatory capital requirements, that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. For example, Nomura Securities Co., Ltd., Nomura Securities International, Inc., Nomura International plc and Nomura International (Hong Kong) Limited, Nomura’s main broker-dealer subsidiaries, are subject to regulatory capital requirements that could limit the transfer of funds to Nomura. These laws and regulations may hinder Nomura’s ability to access funds needed to make payments on Nomura’s obligations.

You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Reference Asset.

In the ordinary course of business, Nomura or any of its affiliates may have expressed views on expected movements in the reference asset, and may do so in the future. These views or reports may be communicated to Nomura’s clients and clients of its affiliates. However, any such views are and will be subject to change from time to time. Moreover, other professionals who deal in markets relating to the reference asset may at any time have significantly different views from those of Nomura or its affiliates. For these reasons, you are encouraged to derive information concerning the reference asset from multiple sources, and you should not rely on any of the views that may have been expressed or that may be expressed in the future by Nomura or any of its affiliates. Neither the offering of the notes nor any view which Nomura or any of its affiliates from time to time may express in the ordinary course of business constitutes a recommendation as to the merits of an investment in the notes or any of the component securities.

Your Return May Be Lower Than the Return on Other Debt Securities of Comparable Maturity.

The notes do not provide any interest. Consequently the cash settlement amount you receive on the maturity date substantially exceeds the amount you paid for your notes, the overall return you earn on your notes could be less than what you would have earned by investing in non–underlier-linked debt securities that bear interest at prevailing market rates. For example, your return may be less than the return you would earn if you bought a traditional interest-bearing debt security with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

The Historical Performance of the Reference Asset Should Not Be Taken as an Indication of Its Future Performance.

The historical levels of the reference asset included in this pricing supplement should not be taken as an indication of its future performance. Changes in the levels of the reference asset will affect the market value of the notes, but it is impossible to predict whether the levels of the reference asset will rise or fall during the term of the notes. The levels of the reference asset will be influenced by complex and interrelated political, economic, financial and other factors.

Our or Our Affiliates’ Hedging and Trading Activities May Adversely Affect the Market Value of the Notes.

As described under “Use of Proceeds and Hedging” in the accompanying product prospectus supplement, we or one or more of our affiliates may hedge our obligations under the notes by entering into transactions involving purchases of futures and/or other derivative instruments linked to the reference asset. We also expect that we or one or more of our affiliates will adjust these hedges by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to any of the foregoing, at any time and from time to time, and unwind the hedge by selling any of the foregoing on or before

PS-7

the final valuation date for the notes or in connection with the redemption of the notes. Our or our affiliates’ hedging activities may result in our or our affiliates’ receiving a substantial return on these hedging activities even if your investment in the notes results in a loss to you. These hedging activities could adversely affect the levels of the reference asset and, therefore, the market value of the notes and the cash settlement amount payable on the notes.

We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the reference asset. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes and the cash settlement amount payable on the notes.

We or one or more of our affiliates may also engage in business with the component securities issuers or trading activities related to the component securities, which may present a conflict of interest between us (or our affiliates) and you.

There Are Potential Conflicts of Interest Between You and the Calculation Agent and Between You and Our Other Affiliates.

The calculation agent will make important determinations as to the notes. Among other things, the calculation agent will determine the closing value of the reference asset. We have initially appointed our affiliate, Nomura Securities International, Inc., to act as the calculation agent. We may change the calculation agent after the original issue date without notice to you. For a fuller description of the calculation agent’s role, see “General Terms of the Notes— Role of Calculation Agent” in the accompanying product prospectus supplement. The calculation agent will exercise its judgment when performing its functions and will make any determination required or permitted of it in its sole discretion. For example, the calculation agent may have to determine whether a market disruption event affecting the reference asset has occurred and may also have to determine its closing value in such case. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent may also have to select a substitute index if the reference asset is discontinued. All determinations by the calculation agent are final and binding on you absent manifest error. Since this determination by the calculation agent will affect the cash settlement amount payable on the notes, the calculation agent may have a conflict of interest if it needs to make a determination of this kind, and the cash settlement amount payable on your notes may be adversely affected. In addition, if the calculation agent determines that a market disruption event has occurred on the final valuation date, it can postpone such date, which may have the effect of postponing the maturity date. If this occurs, you will receive the cash settlement amount, if any, after the originally scheduled stated maturity date but will not receive any additional payment or any interest on such postponed cash settlement amount.

We or our affiliates may have other conflicts of interest with holders of the notes. See “Additional Risk Factors Specific to the Notes—Our or Our Affiliates’ Business Activities May Create Conflicts of Interest” in the accompanying product prospectus supplement.

There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses.

The notes will not be listed on any securities exchange, and there may be little or no secondary market for the notes. Nomura Securities International, Inc. and other affiliates of ours currently intend to make a market for the notes, although they are not required to do so. Nomura Securities International, Inc. or any other affiliate of ours may stop any such market-making activities at any time. Even if a secondary market for the notes develops, it may not provide significant liquidity and the notes may not trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

If you sell your notes before the maturity date, you may have to do so at a substantial discount from the issue price and as a result you may suffer substantial losses.

PS-8

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the reference asset relative to the initial value. We cannot predict the closing value of the reference asset on the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the reference asset or the return on the notes.

The table and examples below illustrate how the cash settlement amount would be calculated with respect to a $1,000 investment in the notes, given a range of hypothetical performances of the reference asset. The hypothetical returns on the notes below are numbers, expressed as percentages, that result from comparing the cash settlement amount per $1,000 principal amount to $1,000. The numbers appearing in the following table and examples may have been rounded for ease of analysis. The following table and examples assume the following. These are not the actual terms of the notes and the notes’ terms may be more or less favorable than those shown in the following table and examples:

🞂	Principal amount:	$1,000
🞂	Hypothetical initial value:	1,000.00
🞂	Hypothetical buffer value:	700.00 (70.00% of the hypothetical initial value)
🞂	Hypothetical maximum return:	8.00%
🞂	Hypothetical upside participation rate:	100.00% (1.00x)

Hypothetical Final Value	Hypothetical Reference Asset Performance	Hypothetical Cash Settlement Amount	Hypothetical Return on the Notes
2,000.00	100.00%	$1,080.00	8.00%
1,600.00	60.00%	$1,080.00	8.00%
1,200.00	20.00%	$1,080.00	8.00%
1,150.00	15.00%	$1,080.00	8.00%
1,080.00	8.00%	$1,080.00	8.00%(3)
1,050.00	5.00%	$1,050.00	5.00%
1,020.00	2.00%	$1,020.00	2.00%
1,000.00 (1)	0.00%	$1,000.00	0.00%
990.00	-1.00%	$1,000.00	0.00%
750.00	-25.00%	$1,000.00	0.00%
700.00(2)	-30.00%	$1,000.00	0.00%
699.90	-30.01%	$999.90	-0.01%
600.00	-40.00%	$900.00	-10.00%
500.00	-50.00%	$800.00	-20.00%
400.00	-60.00%	$700.00	-30.00%
300.00	-70.00%	$600.00	-40.00%
0.00	-100.00%	$300.00	-70.00%

(1)	The hypothetical initial value of 1,000.00 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual initial value of the reference asset.

(2)	This is the hypothetical buffer value.

(3)	This is the hypothetical maximum return.

PS-9

The following examples indicate how the cash settlement amount would be calculated with respect to a hypothetical $1,000 investment in the notes assuming that the notes are held to maturity.

Example 1: The value of the reference asset increases from the initial value of 1,000.00 to a final value of 1,200.00

Because the reference asset performance is positive and the reference asset performance multiplied by the upside participation rate is greater than or equal to the maximum return, the final settlement value would be $1,080.00 per $1,000 principal amount, calculated as follows:

$1,000 + ($1,000 × maximum return)

= $1,000 + ($1,000 × 8.00%)

=$1,080.00

Example 1 shows that you will receive the return of your principal investment plus a return equal to the maximum return if the reference asset performance multiplied by the upside participation rate is greater than or equal to the maximum return.

Example 2: The value of the reference asset increases from the initial value of 1,000.00 to a final value of 1,050.00

Because the reference asset performance is positive and the reference asset performance multiplied by the upside participation rate is less than the maximum return, the final settlement value would be $1,050.00 per $1,000 principal amount, calculated as follows:

$1,000 + ($1,000 × reference asset performance × upside participation rate)

= $1,000 + ($1,000 × 5.00% × 100.00%)

=$1,050.00

Example 2 shows that you will receive the return of your principal investment plus a return equal to the reference asset performance multiplied by the upside participation rate when the reference asset appreciates but is not subject to the maximum return.

Example 3: the value of the reference asset decreases from the initial value of 1,000.00 to a final value of 750.00.

Because the reference asset performance is less than zero but greater than -30.00%, the final settlement value would be $1,000.00 per $1,000 principal amount (a zero return).

Example 3 shows that you will receive the return of your principal investment when the final value of the reference asset is less than or equal to the initial value but greater than or equal to the buffer value.

Example 4: the value of the reference asset decreases from the initial value of 1,000.00 to a final value of 500.00.

Because the reference asset performance is less than -30.00%, the final settlement value would be $800.00 per $1,000 principal amount, calculated as follows:

$1,000 + [$1,000 × (reference asset performance + 30.00%)].

= $1,000 + [$1,000 x (-50.00%+ 30.00%)]

= $800.00

Example 4 shows that if the final value of the reference asset is less than the buffer value you are exposed on a 1-to-1 basis to declines in the reference asset performance beyond -30.00%. You will lose some or a significant portion (up to 70.00%) of your principal amount at maturity.

PS-10

THE REFERENCE ASSET

Description of the SPX

The S&P 500® Index (the “SPX”) is a market capitalization-weighted index intended to provide a performance benchmark for the large-cap U.S. equity markets. The SPX includes a representative sample of 500 companies in leading industries of the U.S. economy.

For more information about the SPX, see “The S&P 500® Index” beginning on page PS-2 of the equity index product prospectus supplement.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing values from January 1, 2021 through August 5, 2026. We obtained the closing values below from Bloomberg L.P. (“Bloomberg”). We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

The historical values of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the closing value of the SPX on the final valuation date.

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SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

You should carefully consider the matters set forth in “U.S. Federal Income Tax Considerations” in the accompanying prospectus. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the notes. This summary supplements the section “U.S. Federal Income Tax Considerations” in the accompanying prospectus and supersedes it to the extent inconsistent therewith. There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes. We intend to treat the notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the notes, you agree to treat the notes as contingent payment debt instruments for all U.S. federal income tax purposes. Assuming the notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount (“OID”) in gross income each year based upon the comparable yield and projected payment schedule, even though no payments will be made on the notes until maturity.

The amount of interest that a U.S. holder will be required to include in income during each accrual period for the notes will equal the product of the adjusted issue price for the notes at the beginning of the accrual period and the comparable yield for the notes for such period. The adjusted issue price of the notes will equal the notes’ original offering price plus any interest deemed to be accrued on the notes (under the rules governing contingent payment debt instruments).

To obtain the comparable yield and projected payment schedule for the notes, you should contact Nomura America Finance, LLC, Worldwide Plaza, 309 West 49th Street, New York, New York 10019-7316, Attn: Tax Department. You are required to use such comparable yield and projected payment schedule in determining your interest accruals in respect of the notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. holder’s interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a note. We do not make any representation as to what such actual yield will be.

Upon a sale, exchange, or retirement of a note prior to maturity, a U.S. holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder’s tax basis in the note. A U.S. holder generally will treat any gain as ordinary interest income, and any loss as ordinary loss up to the amount of previously accrued OID and then as capital loss. At maturity, (i) if the actual payment at maturity exceeds the projected payment, a U.S. holder must include such excess as interest income, or (ii) if the projected payment exceeds the actual payment at maturity, a U.S. holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the notes might differ from the treatment described above. You should carefully consider the discussion of all potential tax consequences as set forth in “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

We will not attempt to ascertain whether any of the entities whose stock is included in the reference asset would be treated as a passive foreign investment company (“PFIC”) or United States real property holding corporation (“USRPHC”), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the reference asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the reference asset and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the reference asset is or becomes a PFIC or a USRPHC.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified

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ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on the Issuer’s determination that the notes are not “delta-one” instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the reference asset or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the reference asset or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES..

PS-13

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We will agree to sell to Nomura Securities International, Inc. (the “distribution agent”), and the distribution agent will agree to purchase from us, the aggregate principal amount of the notes specified on the front cover of the final pricing supplement. The distribution agent will agree to purchase the notes from us at a price of at least 99.50% of the principal amount. The distribution agent’s commission will be up to 0.50%. The distribution agent will offer the notes to which this pricing supplement relates to the public at the price to public set forth on the front cover of the final pricing supplement and to certain dealers at such price less a concession not in excess of 0.50% of the principal amount. If all of the notes are not sold at the original issue price, the distribution agent may change the offering price and the other selling terms. Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions.

To the extent the distribution agent resells notes to a broker or dealer less a concession equal to the entire agent’s commission, such broker or dealer may be deemed to be an “underwriter” of the notes as such term is defined in the Securities Act of 1933, as amended. If the distribution agent is unable to sell all the notes at the public offering price, the distribution agent proposes to offer the notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

In the future, the distribution agent may repurchase and resell the notes in market-making transactions. For more information about the plan of distribution, the distribution agreement and possible market-making activities, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus.

The distribution agent is our affiliate and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. The distribution agent is not permitted to sell notes in this offering to any account over which it exercises discretionary authority without the prior specific written approval of the account holder.

The distribution agent and/or its affiliates have performed, and in the future may provide, investment banking and advisory services for us from time to time for which they have received, and expect to receive, customary fees and commissions. The distribution agent and its affiliates may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of business.

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